SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 1
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                         S/M REAL ESTATE FUND VII, LTD.
                            (Name of Subject Company)

                              MP VALUE FUND 4, LLC
                             MORAGA-DEWAAY FUND, LLC
                              MP VALUE FUND 6, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                            Copy to:
C.E. Patterson                              Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                   Derenthal & Dannhauser
1640 School Street                          One Post Street, Suite 575
Moraga, California  94556                   San Francisco, California  94104
(925) 631-9100                              (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

The Schedule 14D-1 filed by the above Bidders as of December 22, 1998 is hereby amended as set forth herein. Except as expressly modified hereby, the Offer remains in full force and effect as described in the original Schedule.

Item 1.      Security and Subject Company.

             (b) This Schedule relates to the offer originally made by MP VALUE FUND 4, LLC; MORAGA- DEWAAY FUND, LLC; MP VALUE FUND 6, LLC; and IG HOLDINGS (collectively the "Purchasers") to purchase up to 3,324 Units at a purchase price equal to $65 per Unit, less the amount of any distributions declared or made with respect to the Units between December 22, 1998 (the "Offer Date") and January 25, 1998 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which were attached to the original Schedule as Exhibits (a)(1) and (a)(2), respectively. Upon the filing of a Statement on Schedule 14D-9 by the Subject Company, one of the Purchasers, IG HOLDINGS, became aware that the Subject Company believes that participation by IG HOLDINGS in the Offer could conflict with provisions of a letter agreement entered into between an affiliate of IG HOLDINGS and the Subject Company. In order to avoid any disruption of the Offer by the other Purchasers, IG HOLDINGS has agreed to withdraw from the Offer and is hereby removed as a member of the Purchasers' group. All representations concerning the financial condition and liquid assets of the Purchasers made in connection with the Offer remain true and correct notwithstanding the departure of IG HOLDINGS from the Purchaser group. The remaining Purchasers are not affiliated with IG HOLDINGS or its affiliates.



Item 11.     Material to be Filed as Exhibits.


             (a)(5)  Form of Letter to Unitholders dated January 8, 1999

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       January 8, 1999

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MORAGA-DEWAAY FUND, LLC

By MacKenzie Patterson, Manager

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President

MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President